April 29, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Hythiam, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-31932

Ladies and Gentlemen:

Reference is made to the letter received by Hythiam, Inc. (the “Company”) from Tia Jenkins, Senior Assistant Chief Accountant of Office of Beverages, Apparel, and Health Care Services (the “Staff”), dated April 15, 2009 (the “Comment Letter”) relating to the Staff’s comments on the 2008 Form 10-K. The Company’s responses to the Staff’s comments contained in the Comment Letter are set forth below. For the convenience of the Staff, each of the Staff’s comments has been duplicated below and is set forth in italics immediately prior to the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Healthcare Services, page 36

1.
We have reviewed your response to our prior comment one, noting that you do not plan on using "cash operating expenditure" in future filings.  And if you do decide to use a non-GAAP measure you will provide a definition of the measure as well as all of the requirements of Item 10(e) of Regulation S-K.  We note on page 38 of your Form 10-K filed March 31, 2008 you disclose cash operating expenditures.  Please revise your disclosure to include:

●	a definition of how you calculate this measure,
●	a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP, and
●
a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative for forward-looking information, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP.

RESPONSE:
Our reference to the term “cash operating expenditures” on page 38 within MD&A was inadvertent. The figures being discussed here represent the amount of operating expenses that we reduced in our 2009 budget compared to Q3 2008. In the other two instances that we discuss the actions taken to streamline our operations within MD&A, on pages 44 & 51, we refer to the GAAP term “operating expenses”. We plan to correct the error on page 38 and replace the term “cash operating expenditures” with “operating expenses” by amending our Form 10-K filing.

2.	We note that on page 37 you disclose that you plan to incur approximately $400,000 for research and development expenses in 2009. This disclosure appears to be inconsistent with your contractual commitments for clinical studies of $1,257,000 due in less than one year on page 55. Please revise or advise.

RESPONSE:
The disclosure on page 37 relates to the amount of research and development expense we expect to incur in 2009, while the amount on page 55 represents the amount of research and development expense that we expect to pay in cash during 2009. As of December 31, 2008, we had $857,000 of accrued, but unpaid research and development expense which is expected to be paid during 2009 and accounts for the difference between the two figures.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Description of Business, F-8

3.
We note that you sold your interest in CompCare in January 2009 for $1.5 million, there was substantial doubt regarding the ability of CompCare to continue as a going concern, and management was considering various strategic alternatives including the sale of CompCare during the year ended December 31, 2008.  Tell us how you considered the guidance in paragraph 30 of SFAS 144 regarding the reporting and disclosure of assets to be disposed of by sale.  Please revise or advise.

RESPONSE:
According to paragraph 30 of SFAS 144, all six criteria must be met before a disposal group can be considered as “held for sale”. At December 31, 2008, we had not met the first criteria, “management, having the authority to approve the action, commits to a plan to sell the asset (disposal group)”. Authority to sell CompCare rested with our board of directors and management did not present the plan and seek approval to sell CompCare to the board of directors until January 2009.

Fair Value Measurements, F-16

4.
We note that you have utilized an income-based approach to estimate the fair market value of your ARS and that the Level III inputs were the most sensitive to determining the overall fair value.  You state that the estimated price was derived as the present value of the expected cash flows over and estimated period of illiquidity, using a risk-adjusted discount rate.  Please tell us what period of illiquidity you utilized, and what risk adjusted discount rate you used.  If the period of illiquidity is greater than 12 months, provide us with qualitative information that supports a period greater than 12 months considering your auditors have placed substantial doubt on your ability to continue as a going concern.  Tell us if the discount rate was adjusted for credit risk and liquidity risk of the enterprise and/or the securities.  Please disclose whether the fair value was computed assuming it is more-likely-than-not that you have to sell these securities prior to June 30, 2010.

Given your reference to the use of a third-party valuation firm to assist in determining the fair market value of your ARS, please explain the extent of your reliance on the third party.

RESPONSE:
A term of 5 years was assumed in estimating model prices for the ARS. Model prices were calculated by the third-party valuation firm using term assumptions of 3-6 years, which it found reasonable to assume, based on its experience and communications with market participants. Management preferred to assume a term that was in the upper half of this range, due to uncertainty about the time at which the principal would be available to investors, and it independently selected the valuation estimates calculated under the 5-year term assumptions for use in valuing the ARS portfolio. Additionally, we noted the 5-year term assumption is consistent with the life of comparable forms of capital instruments that other student loan issuers with similar credit quality have issued.

The term assumptions, as well as assumptions and inputs to the pricing model, were based on market-specific data and not on company-specific conditions. The company’s financial condition is considered irrelevant since it has no impact on the assumptions market participants would use to value such securities. Additionally, a longer term assumption produces a lower, more conservative valuation, which management believes is appropriate given the uncertainties about the ARS market.

The discount rates assumed by the third-party valuation firm in calculating the model prices ranged from 6.81% to 7.18%, depending on the specific security that was valued, and reflect the combination of a base rate and an index-representative spread over the base rate and a security-specific discount adjustment to account for credit risk and liquidity risk. The discount rates also reflect an additional 150 basis point adjustment to account for the lack of ARS marketability. The 150 basis point adjustment was assumed by the third-party valuation firm, based on their experience and communications with market participants. The increase in the required rate of return decreases the model prices of the securities.

As mentioned above, the model prices were calculated based on market-specific data and not on company-specific conditions, so the estimate of how long we can hold the ARS until we have to sell them was not factored into the estimation process.

The third party valuation firm, Duff & Phelps, was retained to calculate model prices for three of the eight securities comprising our ARS portfolio using various term assumptions ranging between 3-6 years. The three securities chosen for valuation by management were representative of the securities comprising the portfolio, considering the extent of underlying collateral guaranteed by the federal government, credit quality and contractual terms. Management decided to utilize the pricing estimates based on the 5-year term assumption for the three selected securities and then used the values to extrapolate pricing for the remaining five securities, based on the extent of underlying collateral guaranteed by the federal government, credit quality and contractual terms.

5.
We note your table that summarizes the fair value measurements using Level III inputs.  Your table does not appear consistent with your disclosure (i.e. your table discloses a realized gain of $11.5 million and an unrealized loss of $1.4 million).  Please revise.

RESPONSE:
The table contains inadvertent errors that need to be corrected, by reporting the $11.5 million in “Transfers into Level III” and the $1.4 million in “Net realized losses”.  We plan to make these corrections with an amended Form 10-K filing.

Goodwill, page F-17

6.
We have reviewed your response to our prior comment three, noting your statement that the two fair value estimates are not directly comparable since they were determined using different valuation approaches under different contexts.  Note that paragraph 21 of SFAS 142 states that the implied fair value of goodwill should be determined in the same manner as the amount of goodwill recognized in a business combination.  Therefore, the fair value estimate of your reporting unit as of September 30, 2008 needs to be determined in a comparable manner with the January 2007 post-acquisition fair value estimate.  Please advise.

RESPONSE:
The concept of implied fair value of goodwill comes into consideration only as part of Step 2 of the goodwill impairment test. Step 2 was not necessary to perform at September 30, 2008 since Step 1 results indicated that the goodwill was recoverable.

Additionally, we do not believe paragraph 21 of SFAS 142 requires us to calculate the fair value of the healthcare services reporting unit in the same manner that we did at the acquisition date. The guidance only requires that we allocate whatever fair value that is calculated at the goodwill impairment test date and determine the implied fair value of the goodwill in the same manner as we would if we had acquired the reporting unit on that date.

7.
In addition, it appears that you changed your methodology for estimating the fair value of a reporting unit.  You state that the fair value of the reporting units at June 30, 2008 and September 30, 2008 were determined primarily using the market approach.  However, you also state that the fair value as of December 31, 2008 is based on the income approach.  Please tell us and disclose whether you are being consistent in the valuation methods used to estimate fair value or if you changed methods, explain how the new method provides a better estimate of fair value as well as discuss the catalyst for the change.

RESPONSE:
The company has used the market price of its publicly-traded common stock (and thus the market capitalization) as an efficient way to approximate the fair value of the reporting unit for purposes of completing Step 1 of the goodwill impairment test at each quarter end (including June 30, September 30, and December 31, 2008). Since the market capitalization includes the value of CompCare, we made an adjustment to exclude the estimated fair value of the behavioral health managed care reporting unit, which was estimated using quoted market prices of CompCare’s common stock. We believe that using market capitalization is an appropriate approach for confirming that Step 1 of the impairment test has been passed.

At December 31, 2008, we failed Step 1 and Step 2 of the goodwill impairment test was necessary to measure the amount of the impairment loss on goodwill. We decided to perform a more detailed valuation of the reporting unit, based on the income approach, as part of the Step 2 test to insure that the measurement was accurate. This is consistent with the approach that we used to measure the value of the reporting unit when we initially recorded the goodwill.

Had we used the income approach to perform Step 1 of the goodwill impairment test, the results would not have been any different for any of the reporting periods since use of this method prior to December 31, 2008 would have produced estimated values well in excess of the carrying value of the reporting unit. That is, we would have passed the Step 1 tests for all prior reporting periods, except the December 31, 2008 reporting date.

8.
We note that you recorded $9.8 million of goodwill as an impairment charge during the fourth quarter.  You state that the healthcare services reporting unit had been impaired mainly resulting from the decline in the value of the reporting unit that arose from the downward re-pricing of risk that occurred broadly in the equity markets.  However, you also state that the estimated fair value of the healthcare services reporting unit was based on an income approach.  Please revise or explain how a decline in the equity markets affected the discounted cash flows used to compute fair value of your healthcare services reporting unit.

RESPONSE:
As discussed in the response to Item 7 above, we used the market price of our publicly-traded common stock (and thus the market capitalization) to approximate the fair value of the reporting unit for purposes of completing Step 1 of the goodwill impairment test at December 31, 2008. The recent decline in the equity markets resulted in a sharp decline in the values of our reporting unit under that method and caused us to fail Step 1of the goodwill impairment test, requiring us to perform Step 2 of the impairment test. We used the income approach to perform a more detailed valuation of the reporting unit for purposes of completing Step 2 of the goodwill impairment test to ensure that accurately determined the amount of goodwill impairment.

Note 5.  Intangible Assets, F-25

9.
We note that you report intangible assets subject to amortization of $3,800,000 as of December 31, 2008, which you have concluded, have not been impaired based on SFAS 144 testing and the estimated useful lives reflect the current remaining economic useful lives of these assets.  Please explain how you have determined the undiscounted cash flows of your intellectual property exceed the carrying value of the assets, considering (i) your auditors have placed substantial doubt on your ability to continue as a going concern, (ii) your Healthcare Services segment has not generated cash flows from operations for the last three fiscal years, and (iii) your Healthcare Services segment has not generated operating income for the last three fiscal years.

RESPONSE:
As we disclosed on page F-18, in our impairment review of intangible assets, we compared the carrying value of such assets to the estimated undiscounted cash flows expected from the use of the assets and their eventual disposition. Since management has been considering alternative courses of action to recover the carrying value of the intellectual property (IP), which amounted to $3.3 million at December 31, 2008, including a potential sale of such assets or a spin-off transaction where the assets would be contributed into a separate entity, the likelihood of those possible outcomes was considered. Given the substantial doubt that our auditors have placed on our ability to continue as a going concern, a probability-weighted approach was used in considering the likelihood of the alternative courses of action, with probabilities of 40% and 60% being assigned to generating sufficient cash flows through use of the assets or generating cash from a disposition or sale, respectively. The projected undiscounted cash flows under this approach enabled us to maintain the recoverability of the carrying value of such assets. A formal valuation of the IP was not obtained at year-end; however, management estimates that the IP has a value that approximates or exceeds its carrying value, based in large part on the $10mm market value estimated under the income approach for the healthcare services reporting unit in Step 2 of our goodwill impairment testing in relation to the carrying value of net assets for the reporting unit, which amounted to $10mm at December 31, 2008.

Additionally, the market value of the company’s common stock (and thus the market capitalization of the company) in relation to the carrying value of net assets. The market capitalization of the company amounted to $21 million at December 31, 2008. After deducting the estimated value associated with CompCare (estimated at $3 million, based on CompCare’s Dec 31stand-alone market capitalization and the January 2009 sales transaction), approximately $18 million of the market capitalization relates to healthcare services. Management believes that this mainly represents the residual value that the market is placing on key intangible assets owned by the Company, given the $10 million carrying value of net assets for the reporting unit at December 31, 2008 and the going concern qualification on our audited financial statements. The IP relating to the proprietary PROMETA treatment program is considered the most significant asset owned by the Company. The fact that our stock has continued to trade in the $0.25 - $0.29 range since the sale of CompCare and the issuance of our audited year-end financial statements with a going concern qualification, serves to support our view that the market is valuing our equity based on the residual value of key intangible assets. Based on these prices, the market capitalization has ranged between $14 and $16 million, which is more than sufficient to cover the carrying value of net assets in the reporting unit.

The going concern qualification in our audit opinion does not mean the Company has stopped operating its business plan. We are still reducing expenses and reallocating resources to our new Catasys operations and pursuing new contracts in this business segment.

Past results showing negative cash flow and operating losses was considered, but was not the exclusive factor in determining the future expected cash flows. Our new Catasys operations will involve significant new contracts that are expected to be profitable and represents a departure from the old business model that relied exclusively on revenues from the private pay market that was unprofitable.

As disclosed on page F-19, the $642K of intangible assets related to CompCare were also evaluated for possible impairment at December 31, 2008 and we considered the subsequent sale of our interest in

CompCare for $1.5 million in proceeds, and other factors, in concluding that no impairment charge was necessary for these assets.

Company Acknowledgement

Pursuant to the Staff’s request, we hereby acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (310) 444-4338. Facsimile transmissions may also be sent to the undersigned at the same number.

Very truly yours,

/s/ Maurice Hebert
Maurice Hebert
Chief Financial Officer

cc:  John C. Kirkland, Esq.